FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Secretariat

500 Bourke Street
Melbourne
Victoria 3000
Australia

Telephone	61 3 8641 0296
Facsimile	61 3 8641 4927

7 April 2006

Company Announcements Office

Australian Stock Exchange Limited

National Australia Bank Limited

CHANGE OF REGISTERED OFFICE

In accordance with Listing Rule 3.14, we advise that with effect at the close of business 7 April 2006, the registered office of the Company will be:

LEVEL 13, 140 WILLIAM STREET

MELBOURNE VIC 3000

There is no change to the telephone or fax numbers

G F Nolan

Company Secretary

National Australia Bank Limited

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 10 April 2006	Name: Brendan T Case
Title: Associate Company Secretary